SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date June 21, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated June 21, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: June 21, 2007

DIABETES DRUG SUPPORTED BY MEXICAN DIABETES FEDERATION

Vancouver, B.C., June 21, 2007 - Biotech Holdings (the "Company", TSXV: BIO; OTC BB: BIOHF) reports that the Mexican Diabetes Federation has given Biotech^s "Sucanon" diabetes drug its support in an overview of diabetic drugs published in the May-June 2007 issue of Diabetes Hoy, the Diabetic Federation^s scientific and medical magazine for doctors and other health professionals.

The overview of diabetic drugs, written by Dr. Roberto Cepeda Gonzalez, Medical Director of the Specialized Center for Diabetes, in Mexico City, notes that Sucanon falls in a category of diabetic drugs known as "insulin sensitizers" for their action in making the body^s cells more sensitive to circulating insulin. The review (see Endorsements at

http://www.sucanonhealth.com/section.asp?pageid=4107) notes that the most widely used insulin sensitizers belong to a family of drugs known as thiazolidinediones or glitazones.

The glitazone drugs, the review notes, have a history of problems in contrast with Sucanon which, clinical studies have indicated, is very safe. The review notes that Sucanon does not have any of the hepatotoxicity or liver-damage risks of the glitazone drugs. The first glitazone, troglitazone was approved in 1998 but was withdrawn shortly thereafter. Two additional glitazones -- rosiglitazone and pioglitazone -- have recently been targeted with a "black box" warning by the U.S. FDA due to concerns related to cardiac risk when taking these drugs (see http://www.msnbc.msn.com/id/19090626/).

The review in Diabetes Hoy also notes that another widely used Type II Diabetes medication, metformin, presents risks for patients with compromised kidney function, frequently a symptom of Type II Diabetes.

Sucanon, which received regulatory approval in Mexico in 2004, is widely sold in that country on a non-prescription basis through a range of retailers including Costco and Walmart.

Sucanon is now also available without prescription to diabetics in countries worldwide, including the U.S. and Canada, which permit import of otherwise-unavailable drugs.for direct personal use. To order Sucanon, see www. Sucanonhealth.com.

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 111 (toll-free) 8a.m. to 4 p.m. Pacific time. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com. The company can be reached by calling 604 295 1119.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.